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7 December 2005

File No. 040006-0000

SEC MAIL PROCESSING SECTION RECEIVED DEC 09 2005 WASH, D.C. 190

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release title "Yara Foundation Seeks Candidates for Second Yara Prize" dated 6 December, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

12/13

YARA

Yara Foundation Seeks Candidates for Second Yara Prize

Oslo (2005-12-06): The Yara Foundation has invited nominations for the second Yara Prize. The Prize was established in 2005 as a direct response to UN Secretary-General Kofi Annan's call for a green revolution in Africa.

The Yara Foundation began its search for the Yara Prize laureate 2006 on December 6. Qualified nominators are invited to propose worthy candidates for the second Yara Prize for a Green Revolution in Africa. Nominations must be submitted by March 1, 2006 and the prizewinner will be announced in June. The Yara Prize 2006 award ceremony will take place in Oslo, Norway on September 2. It will be preceded by the Green Revolution in Africa Seminar, a high-level international event organized by the Yara Foundation.

The Yara Prize is an annual recognition of significant contributions to the reduction of hunger and poverty in Africa, as a key contribution to the fulfillment of the United Nations' Millennium Development Goals. It was established in 2005 as a direct response to UN Secretary-General Kofi Annan's call for a green revolution in Africa. It supports and highlights the efforts of those fighting to reverse poverty and hunger in Africa, recognizing contributions that increase food productivity, security or availability through improvements in food systems, advancements in sustainable agriculture and development of local markets.

The Yara Prize is made up of a financial grant of USD 200,000, a diploma and a trophy. In connection with the award, the Yara Foundation commits to help publicize and disseminate the work of the prizewinner. The prizewinner is free to decide how to utilize the Prize in order to further the sustainable greening and development of Africa.

Nominators are referred to the Information for Nominators and the Yara Prize statutes on **www.yaraprize.com**

The Board of the Yara Foundation:

Dr. Thorleif Enger, President and CEO Yara International ASA, Oslo, Norway
Dr. Pedro Sanchez, Director, Institute of Tropical Agriculture, Earth Institute, Columbia University, New York
Dr. Marco Quinones, Regional Director Africa. Sasakawa 2000, Addis Abeba, Ethiopia
Joan Holmes, President, the Global Hunger Project
Dr. Peter Hartmann, Managing Director, Insitute of Tropical Agriculture, (IITA), Nigeria

Contact

Ingegerd Rafn, Media Relations
Cellular (+47) 91 84 06 20
E-mail **ingegerd.rafn@yara.com**

Arne Cartridge, Media Relations
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the

leading supplier of liquid CO2.